SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.    20549


                      SCHEDULE 13G

        Under the Securities Exchange Act of 1934

                   (Amendment No. 1)*


                  ARCO CHEMICAL COMPANY
 -------------------------------------------------------
                    (Name of Issuer)


              Common Stock, par value $1.00
 -------------------------------------------------------
             (Title of Class of Securities)


                       001920 10 7
 -------------------------------------------------------
                     (CUSIP Number)


                      July 28, 1998
 -------------------------------------------------------
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     /X/  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Atlantic Richfield Company
          23-0371610


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                     (a) / /
                                             (b) / /


3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


                 5    SOLE VOTING POWER
                      None


Number of        6    SHARED VOTING POWER
Shares                None
Beneficially
Owned By
Each Reporting   7    SOLE DISPOSITIVE POWER
Person With           None


                 8    SHARED DISPOSITIVE POWER
                      None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          Not Applicable


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          None


12   TYPE OF REPORTING PERSON (See Instructions)
          CO

                    Page 2 of 4 Pages

Response to Item 1. (a):  ARCO CHEMICAL COMPANY
Response to Item 1. (b):  3801 West Chester Pike
                          Newtown Square, PA  19073

Response to Item 2. (a):  Atlantic Richfield Company
Response to Item 2. (b):  515 South Flower Street
                          Los Angeles, CA  90071

Response to Item 2. (c):  ARCO Chemical Company and Atlantic
                          Richfield Company are organized under
                          the laws of Delaware

Response to Item 2. (d):  ARCO Chemical Company
                          Common Stock, par value $1.00 per share

Response to Item 2. (e):  001920 10 7

Response to Item 3.:  Not Applicable

Response to Item 4. (a):  None.  On July 28, 1998, Atlantic
     Richfield Company received payment in full from Lyondell Petrochemical Company for its 80,000,001 shares of ARCO Chemical Company Common Stock pursuant to the tender offer by Lyondell Petrochemical Company for all of the outstanding common stock of ARCO Chemical Company announced on June 18, 1998. As a result, Atlantic Richfield Company no longer has any interest in ARCO Chemical Company.

Response to Item 4. (b):  None

Response to Item 4. (c)(i):  None

Response to Item 4. (c)(ii):  None

Response to Item 4. (c)(iii):  None

Response to Item 4. (c)(iv):  None


                           Page 3 of 4 Pages

Response to Item 5:  Applicable.  As of July 28, 1998, Atlantic
     Richfield Company has ceased to be the beneficial owner of more than five percent of the class of securities, because it no longer has a beneficial interest in any of the securities of ARCO Chemical Company.

Response to Item 6:  Not Applicable

Response to Item 7:  Not Applicable

Response to Item 8:  Not Applicable

Response to Item 9:  Not Applicable

Response to Item 10:  Not Applicable



                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 1998


                                       /s/ TERRY G. DALLAS
                                   _____________________________
                                   Terry G. Dallas
                                   Senior Vice President and
                                   Treasurer


                        Page 4 of 4 Pages